
SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

JKuo@sidley.com
(852) 2509-7875

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FOUNDED 1866


07024266

Our Ref: 22277-00002

June 1, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 04 2007
WASH, D.C.
185
SECTION

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find two press releases which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

Jason Kuo

HK1 410385v.5



News Release

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Two Module Rigs of COSL Stipulated in GOM Contract

(30 May 2007 - Beijing) China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883 HK) announces today two of the four module rigs (COSL1 and COSL4) invested and constructed for PEMEX in Mexico have completed platform installation stage and started to charge on day-rate basis. The other two module rigs (COSL2 and COSL3) have been delivered to the Gulf of Mexico and are currently in the preparation stage of preliminary operations.

The contract for the four module rigs of COSL in the Gulf of Mexico was obtained through open tender, pursuant to which COSL is responsible for the investment and construction of the four module rigs, and the mobilization, installation and rig-up. Each rig is employed for three years under the contract. Under the terms of the contract, two rigs are leased together with the operating staff of COSL while only rigs are leased for the other two.

Mr. Yuan Guangyu, CEO and President of COSL, said, "The signing of contract for the construction and operation of PEMEX module rigs in the Gulf of Mexico and successful construction of the rigs laid a solid foundation for COSL's exploration of new profit driver. The on-schedule execution of the contract for the four module rigs reflected the high operation efficiency and management capabilities of the Company, which further enhance the overseas brand awareness of COSL."

Background Information about the Company

COSL ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. COSL's four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at March 31, 2007, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the

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largest and most diverse fleets in offshore China, including 70 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted in offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained ISM (International Safety Management) certifications, and has established and executed QHSE management system according to the ISO 9000, ISO 14000 and OHSAS management standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Doris Lam
Tel: 2136 6182/ 2136 6176/ 3170 6751
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ doris.lam@iprogilvy.com

File No.: 8



News Release

Successful Issuance of the Effective 2007 Corporate Bonds of COSL with Low Interest Rate and Efficient Arrangement

(23 May 2007 - Hong Kong) China Oilfield Services Limited ("COSL" or the "Group"; stock code: 2883.HK) announced its successful issuance of 2007 corporate bonds of COSL. With the approval by the shareholders of COSL at an extraordinary general meeting and upon receiving approval from the National Development and Reform Commission through the notice Fa Gai Cai Jing [2007] No. 973, COSL successfully issued the 2007 corporate bonds (the "Bonds") of COSL during the period from 14 May to 18 May 2007. A thanksgiving feast for the successful issue of Bonds was hold in Beijing on 22 May.

The aggregate amount of the Bonds was RMB1.5 billion. The Bonds have a term of 15 years and carried a fixed interest rate. The coupon rate is 4.48% per annum, with interests paid in annual arrears. Principal will be repaid with the last installment of interest. The proceeds from the bonds issue will be used by COSL for the building and upgrading of COSL drilling rigs, the purchase and building of chemical carrier and working vessels, the upgrading of 8-streamer seismic vessels and building of liftboats. Upon the completion of these projects, the capacity of COSL in drilling, well service, marine support & transportation service and geophysical service will be enhanced, thus promoting the steady grow of China Offshore oil output. COSL can expand overseas business effectively with its global competitiveness further strengthened. Also, the issue of Bonds will optimize the capital structure of COSL through reduction of financing costs and therefore further enhance the integrated ability of COSL.

The joint lead managers of the Bonds issue are BOCI Securities Limited and CITIC Securities Company Limited. In order to protect the interests of investors during the capital guaranteed period, the Beijing branch of China Construction Bank Corporation has issued a joint and irrevocable guarantee for the performance of the Bonds, which further enhanced the quality of the Bonds. The Bonds and COSL, the issuer, have been accredited respectively the highest credit rating and the highest corporate rating of AAA by Da Gong Global Credit Rating Co. Ltd.

Mr. Zhong Hua, Executie Vice President and CFO of COSL, who was also the host of the thanksgiving feast, said, "The successful issuance of the Bonds created a strong support for the financing of COSL. On the one hand, it rationalized the Group's liability structure and on the other

hand, reduced its integrated financing costs, both being advantageous for attainment of the positive financing status ? investment cycle. Corporate bond issue is one of the strategic approaches in COSL's course of development and reform. Taking advantage of our positive brand image, we will proactively extend our reach in the national bond market so as to make greater contribution to the development of the market. We will also continue to enhance profitability through our endeavor to expand business and improve quality control, striving to create greater return for our shareholders."

Mr. Yuan Guangyu, CEO and President of COSL, who also attended the thanksgiving feast, said, "Capitalizing on the market opportunities, COSL made a visionary decision of expanding the scale of capital investment, enabling the Group to procure its early production capacity and achieve remarkable operation efficiency. The benefits are fully reflected in the year 2007 when, including, 941 drilling rigs had operated for a year achieved optimized operation status, Gulf Of Mexico well workover rig will commence operation in mid 2007, the building of 4 chemicals carriers completed and commenced operation, COSL718 seismic vessels which had operated for a year recorded significant growth in 3D data collection and processing.

Saved as the completed and progressing capital investments, COSL will continue to expand its investment scale in the future years, ensuring the Group to meet the business requirements under the continuous growing domestic and international markets. COSL will further strengthen its equipments, personnel and technology so as to achieve a strong sustainable growth."

Mr. Yuan Guangyu concluded, "Leveraging on the continuous development of the market, COSL will be able to achieve the strategic development objective of "developing itself as a powerful international oilfield services company and becoming one of the multi-national oilfield services corporations with large scale operation and outstanding results"."

— End —

Background Information about the Company

COSL ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. COSL's four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at March 31, 2007, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 70 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted in offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained ISM (International Safety Management) certifications, and has established and executed QHSE management system according to the ISO 9000, ISO 14000 and OHSAS management standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Doris Lam/ Kent Lau

Tel: 2136 6182/ 2136 6176/ 3170 6751/2136 8059
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ doris.lam@iprogilvy.com/ kent.lau@iprogilvy.com

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2007年公司债券发行成功答谢会





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